100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Geoffrey R. Morgan
Direct 414.225.2752
Email grmorgan@michaelbest.com

July 27, 2005

United States Securities and Exchange Commission

Attn: Jennifer Hardy

Legal Branch Chief

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Eliason Funding Corporation
Registration Statement on Form SB-2 Filed June 6, 2005
File Number 333-125542

Dear Ms. Hardy:

This will respond to your letter of June 30, 2005, regarding the legal and accounting comments to the above-referenced Registration Statement. We have numbered our responses to correspond with the comment reference numbers set forth in your letter. The page numbers and exhibits referenced below, however, correspond to page number and exhibit references included in Amendment No. 1 to the above-referenced Registration Statement (such amendment referred to herein as, the “Registration Statement”).

1.	Eliason Funding Corporation’s (the “Registrant”) primary business plan is to originate loans to affiliates for the purpose of acquiring and managing real estate. The Registrant, however, also intends to originate loans to third parties.

The Registrant has revised the Summary and Risk Factors sections of the Registration Statement to reflect that it plans to originate loans to affiliates of the Registrant, as well as third parties.

2.	The Registrant’s interim financial statement for the period ended March 31, 2005 have been included in the Registration Statement on pages F-1 thru F-6.

3.	The report of the Registrant’s independent registered public accounting firm was included in Exhibit 23.01 in the previous filing, including the related consent and conformed signatures. The report has been updated to reflect a change in the notes to the financial statements only and included in the Registration Statement. The Registrant’s independent registered public accounting firm did not issue a report with respect to the Registrant’s interim financial statements.

4.	The Registrant has revised certain paragraphs to convert serial information presented in paragraph format to presentation in bullet point format. These formatting revisions have been made on pages 1, 15, 16, 18, 20, 22, 23, 24 and II-1, and on other pages as appropriate.

5.	The Registrant has identified the affiliated entities to which it expects to originate loans.

6.	The Registrant has made the requested disclosure, consistent with Item 503(b) of Regulation S-B.

7.	The Registrant has made the requested revision on Page 3 of the Registration Statement.

United States Securities and Exchange Commission

July 27, 2005

8.	The Registrant has made the requested revision to the Risk Factors section of the Registration Statement.

9.	The Registrant has made the requested clarification by providing a cross-reference to the section of the Registration Statement captioned “Risks Related to the Real Estate Acquisition and Management Industry.”

10.	The Registrant has made the requested clarification on Page 6 and throughout the Registration Statement, as appropriate.

11.	The Registrant has made the requested disclosure. Page 4 of the Registration Statement has been revised to provide specific examples of the circumstances under which a borrower could be relieved of its obligations under the Notes by principles of equity or by statute.

12.	The Registrant has made the requested revision.

13.	The Registrant has revised the disclosure on Page 12 of the Registration Statement to reflect that it expects to implement its business plan without regard to the amount of Notes sold in the offering. The third sentence of the risk factor has been deleted.

14.	The Registrant has made the requested revisions.

15.	The Registrant has made the requested disclosure on Page 10 of the Registration Statement.

16.	The Registrant has made the requested disclosure. Page 12 of the Registration Statement has been revised, and includes the information required by Item 303(a) of Regulation S-B. The Registrant, however, believes that Item 303(c) of the Regulation is not applicable as the Registrant is not aware of any off-balance sheet arrangements qualifying under Item 303(c).

17.	The Registrant is not aware of any governmental approval required in connection with its principal products and services or any existing or probable governmental regulation on the business required to be disclosed by Items 101(b)(8) or 101(b)(9).

18.	The Registrant has made the requested disclosure. Pages 13 and 14 of the Registration Statement have been revised to describe in more detail the Registrant and the market in which the Registrant competes.

19.	The Registrant has considered the last sentence of the “Business Strategy” section and concluded that it does not reflect a material element of the business plan. As a result, the sentence has been deleted.

20.	The Registrant has revised Page 13 of the Registration Statement to describe in greater detail its loan origination services and marketing plans.

21.	The Registrant made the requested disclosure. Page 14 of the Registration Statement has been revised to describe the principal methods of competition in the Registrant’s market, the competition’s advantages over the Registrant and how these advantages affect the Registrants position in the market.

United States Securities and Exchange Commission

July 27, 2005

22.	The Registrant has made the requested disclosure. Page 15 of the Registration Statement has been revised to provide additional details of the Management Services agreement between the Registrant and its affiliate.

23.	The Registrant has made the disclosures required by Item 402 of Regulation S-B.

24.	The Registrant has made the disclosures required by Item 404 of Regulation S-B, including the terms of the Management Services Agreement referenced in Note D of the Registrant’s financial statements.

25.	Mr. Brian E. Eliason is not a Director of the Registrant but, was mistakenly included on the signatory page as a Director. Mr. Brian E. Eliason was removed from the signatory pages in the Registration Statement.

26.	The Registrant has made the requested disclosure. Page 16 of the Registration Statement has been revised in accordance with Item 401 of Regulation S-B. Mr. Donald R. Eliason’s business experience during the past five years has been explained in additional detail.

27.	The Registrant has made the requested disclosures. Page 17 of the Registration Statement has been revised to provide additional information relating to Mr. Glenn D. Holcombe’s business experience between the years 2003 and March 2005.

28.	The Registrant has made the requested revision to Page 19 of the Registration Statement.

29.	The Registrant has clarified its disclosure on Page 21 of the Registration Statement to reflect that proceeds from the offering will not be used to pay interest on the Notes.

30.	The Registrant has made the requested change on Page 24 of the Registration Statement.

31.	The Registrant has made the requested disclosure on Page 26 of the Registration Statement.

32.	The Registrant has included a tax opinion as Exhibit 8.01 to the Registration Statement, and has made conforming changes to the related material tax disclosures on Pages 29 and 30 of the Registration Statement.

33.	The Registrant has made the requested disclosure with respect to Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and Section 2(11) of the Securities Act of 1933, as amended, on Page 33 of the Registration Statement. In addition, the Registrant has provided the applicable analysis that it has adopted with respect to Rule 3a4-1 on Page 35 of the Registration Statement.

34.	The Registrant has made the requested disclosure on Pages 10 and 34 of the Registration Statement.

35.	The Registrant has disclosed on Page 35 of the Registration Statement that its officers, directors, and affiliates, in their discretion, may purchase notes in this offering. The Registrant further disclosed that none of the Registrant’s officers, directors, or affiliates has indicated any present intention of purchasing notes in connection with this offering.

United States Securities and Exchange Commission

July 27, 2005

36.	The Registrant has made the requested revision on Page 36 of the Registration Statement.

37.	The Registrant has made the requested change. Page II-1 of the Registration Statement has been revised to make the disclosed registration fee consistent with the fee shown on the cover page of the Registration Statement (as previously filed).

38.	The Registrant has made the disclosure required by Item 701 of Regulation S-B with respect to the transaction disclosed in Note F to the Registrant’s financial statements on Page F-12 of the Registration Statement.

39.	The Registrant has filed the agreement referenced in Note D of the Registrant’s financial statements as Exhibit 10.02 to the Registration Statement.

40.	The Management Services Agreement is dated October 31, 2004. The auditor has revised Note E on Page F-12 of the audited financial statements to reflect the agreement’s execution date.

41.	The Registrant has made the requested disclosure. Page II-2 of the Registration Statement has been updated to provide the complete undertaking required by Item 512(a)(1)(ii) of Regulation S-B.

42.	The Registrant has made the requested disclosure. The signature page has been revised to include the titles of each officer and director who signed the Registration Statement, including those of principal executive officer, principal financial officer and principal accounting officer.

43.	The legal opinion has been revised to include the state law upon which the legal opinion was based.

44.	The Form T-1 has been revised to specifically address the disclosure requirements and the “Note” has been deleted.

45.	Item 16 Exhibits are included in Exhibit 25.01 to the Registration Statement.

In connection with this filing, we represent that the Registrant hereby states the following:

a.	The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

b.	The Registrant acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to this filing; and

c.	The Registrant represents that it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

United States Securities and Exchange Commission

July 27, 2005

Please contact Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require. Thank you for your assistance with this Registration Statement.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Geoffrey R. Morgan
Geoffrey R. Morgan

GRM:mkb

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